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IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
IN AND FOR NEW CASTLE COUNTY

ERNEST HACK, on behalf of himself and all others similarly situated,
Plaintiff,
C.A. No. 19305-NC
v.
IKOS SYSTEMS, INC., GERALD S. CASILLI, RAMON S. NUNEZ, JAMES R. OYLER, GLENN E. PENISTEN, WILLIAM STEVENS, JACKSON HU, and SYNOPSYS, INC.
Defendants.

CLASS ACTION COMPLAINT

    Plaintiff, by his attorneys, alleges upon information and belief except with respect to his ownership of IKOS Systems, Inc. ("IKOS" or the "Company") common stock, which is alleged upon personal knowledge, as follows:

PARTIES

    1.  Plaintiff is the owner of stock of defendant IKOS.

    2.  IKOS Systems, Inc. (IKOS or the Company) develops, manufactures, markets, and supports acceleration and verification systems for the verification of integrated circuits (ICs). IKOS' mission is to help customers realize their high complexity electronic systems through innovative design verification solutions. IKOS differentiates its verification solutions with hardware acceleration systems and emulation systems which compile and integrate both emulation and acceleration hardware into the design flow. IKOS also provides services to customers to assist in the integration and deployment of IKOS solutions. The Company sells its products and services to a broad range of customers, including telecommunications, multimedia, semiconductor, computer, consumer electronics, and aerospace application segments. As of June 30, 200[?], IKOS had approximately 9,059,000 shares of common stock outstanding held by thousands of shareholders of record.

    3.  Defendant Mentor Graphics owns approximately 9.1% of the common stock of IKOS.

    4.  Defendant Gerald S. Casilli is Chairman of the Board and a Director of IKOS. Casilli owns 2.73% of the outstanding common stock as of December 21, 2000. Casilli has been a director of IKOS since 1986.

    5.  Defendant, Ramon S. Nunez is a Chief Executive Officer, President and a Director of IKOS and own 3.49% of the outstanding stock of IKOS as of December 21, 2000. Nunez has been a director of IKOS since 1994.

    6.  James R. Oyler is a Director of IKOS. Oyler has been a director of IKOS since 1991.

    7.  Glenn E. Penisten is a Director of IKOS. Penisten has been a director of IKOS since 1985.

    8.  William Stevens is a Director of IKOS. Stevens has been a director of IKOS since 1998.

    9.  Jackson Hu is a Director of IKOS. Hu has been a director of IKOS since 1998.

    10. The foregoing individuals (collectively the "Individual Defendants") as officers and/or director of IKOS, owe IKOS public shareholders fiduciary duties.

    11. Defendant Synopsys, Inc. is a Delaware corporation, which had 59,302,014 shares of common stock outstanding as of September 8, 2001. Synopsys, Inc. ("Synopsys") is a leading supplier of electronic design automation (EDA) software to the global electronics industry. Synopsys' products are used by designers of integrated circuits (ICs), including system-on-a-chip ICs, and the electronic products (such as computers, cell phones, and internet routers) that use such ICs to automate significant portions of their chip design process. Synopsys substantially and knowingly participated in and is benefiting from the breaches of fiduciary duties alleged herein and therefore is liable as an abider and abettor thereof.

CLASS ACTION ALLEGATIONS

    12. Plaintiff brings this action on his own behalf and as a class action on behalf of the public shareholders of defendant IKOS (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) or their successors in interest, who have been or will be adversely affected by the conduct of defendants alleged herein.

    13. This action is properly maintainable as a class action for the following reasons:

      (a) The class of shareholders for whose benefit this action is brought is so numerous that joinder of all class members is impracticable. As of June 30, 2001, there were over 9 million shares of defendant IKOS Common stock outstanding owned by thousands of shareholders of record scattered throughout the United States.

      (b) There are questions of law and fact which are common to members of the Class and which predominate over any questions affecting any individual members. The common questions include, inter alia, the following:

        (i)  Whether one or more of the defendants has engaged in a plan and scheme to enrich themselves at the expense of defendant IKOS public stockholders;

        (ii) Whether the Defendants have breached their fiduciary duties owed by them to plaintiff and members of the Class, and/or have aided and abetted in such breach, by virtue of their participation and/or acquiescence and by their other conduct complained of herein; and

        (iii) Whether plaintiff and the other members of the Class will be irreparably damaged by the transactions complained of herein.

    14. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has the same interest as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

    15. Plaintiff anticipates that there will not be any difficulty in the management of this litigation.

    16. For the reasons stated herein, a class action is superior to other available methods for the fair and efficient adjudication of this action.

SUBSTANTIVE ALLEGATIONS

    17. In or about April, 2001, Mentor approached IKOS to discuss a possible business combination of the two companies. IKOS declined to enter into such discussions with Mentor.

    18. IKOS announced on July 2, 2001 a merger agreement with Synopsys, with the transaction expected to close in August 2002. The terms of the merger provide that for each share of IKOS held, each IKOS shareholder will receive stock worth between $6.00 and $20.00 in a stock for stock deal, depending on the financial performance of IKOS for the 12-months ending June 30, 2002 (the "Synopsys Transaction").

    19. The Synopsys Transaction provides for a breakup fee of up to $5,500,000 payable from IKOS to Synopsys in the case of certain terminations of the merger agreement. The Form S-4 filed on or about August 9, 2001 does not provide for any termination fee payable from Synopsys to IKOS.

    20. On or about December 6, 2001, Mentor announced a tender offer for the 90.1% of IKOS common stock it did not already own on that date. The tender offer provided for the purchase of such common stock at $11.00 per share, cash.

    21. On or about December 7, 2001, IKOS issued a press release in which its Board of Directors stated that it would consider the tender offer made by Mentor and would comment on such tender offer on or before December 20, 2001.

    22. The 52-week range for IKOS stock (through December 7, 2001) traded in the public market is 2.8500-17.4375. Stock in the Company closed at $8.05 on December 6, 2001 and at $11.75 on December 7, 2001. On December 5, 2001, the day before Mentor's tender offer was announced, IKOS stock closed at $7.30 per share on the public market.

    23. On December 7, 2001, Mentor filed an action in this Court alleging, among other things, that the IKOS board is failing properly to negotiate with Mentor regarding an acquisition, and that the IKOS Board has agreed to unlawful defensive provisions pursuant to which the IKOS Board has effectively contracted away its fiduciary duties.

    24. On June 29, 2001, the last trading day before the Synopsys Transaction was announced, IKOS closed at $7.36 per share. On July 2, 2001, the date on which the Synopsys Transaction was announced, IKOS shares closed at $7.19 per share.

    25. Defendant's failure to properly consider and act upon Mentor's offer simply evidences their disregard for engaging in a process to garner a premium price for the public shareholders. By failing to properly pursue the offer, defendants are depriving plaintiff and the Class of the right to receive the maximum value for their shares.

    26. Defendant's failure to consider the Mentor offer will only ensure their continued positions within the Company but will deprive the Company's public shareholders of the premium that Mentor is prepared to pay, or of the enhanced premium that a negotiation could provide.

    27. The Synopsys Transaction constitutes a sale of IKOS and as such the directors of IKOS have the obligation to obtain the best price reasonably available for the shareholders and to engage in a process to meet that end. No auction or solicitation of offers was conducted, nor did IKOS sufficiently consider the tender offer of Mentor.

    28. The proposed Synopsys Transaction is wrongful, unfair and harmful to IKOS's public stockholders, the Class members, and represents an attempt by defendants to subvert the interests of the public shareholders, in order to aggrandize certain special interests at the expense of the public shareholders. The Transaction is the result of an inadequate and unfair process. The Synopsys Transaction will deny plaintiff and other Class members their rights to share appropriately in the true value of the Company while usurping the same for the benefit of certain defendants an insiders at and unfair and inadequate price.

    29. Defendants owe fundamental fiduciary obligations to IKOS' stockholders to take all necessary and appropriate steps to maximize the value of their shares. In addition, the Individual Defendants have the responsibility to act independently so that the interests of the Company's public stockholders will be protected and to consider properly all bona fide offers for the Company. Further, the directors of IKOS must adequately ensure that no conflict of interest exists between the Individual Defendants' own interests and their fiduciary obligations to maximize stockholder value or, if such conflicts exist, to insure that all such conflicts will be resolved in the best interests of the Company's stockholders.

    30. In contemplating, planning and/or effecting the foregoing acts and in pursuing and structuring the Transaction, defendants are not acting in good faith toward plaintiff and the Class, and have breached, and are breaching, their fiduciary duties to plaintiff and the Class.

    31. Because the Defendants control the business and corporate affairs of IKOS and because they are in possession of private corporate information concerning IKOS businesses and future prospects, there exists an imbalance and disparity of knowledge and economic power between the defendants and the public shareholders of IKOS.

    32. The Individual Defendants have breached their fiduciary and other common law duties owed to Plaintiff and other members of the Class in that they have not and are not exercising independent business judgment and have acted and are acting to the detriment of the Class. As a result of the actions of the defendants, plaintiff and the Class have been and will be damaged.

    33. Plaintiff seeks preliminary and permanent injunctive relief and declaratory relief preventing defendants from inequitably and unlawfully depriving plaintiff and the Class of their rights to realize a full and fair value of their stock at a premium over the market price, by unlawfully entrenching themselves in their positions of control, and to compel defendants to carry out their fiduciary duties to maximize shareholder value.

    34. Only through the exercise of this Court's equitable powers can plaintiff be fully protected from the immediate and irreparable injury, which defendant's actions threaten to inflict.

    35. Unless enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, and/or aid and abet and participate in such breaches of duty, and will prevent the sale of IKOS at a substantial premium, all to the irreparable harm of plaintiff and other members of the Class.

    36. In addition, on January 22, 1992, the Company's Board of Directors adopted a Rights Agreement (the "poison pill"), amended and restated on January 22, 1999. On July 2, 2001, the Company amended the Amended and Restated Rights Agreement to exempt from the term "acquiring persons", Synopsys and its wholly-owned subsidiary, Oak Merger Corporation.

    37. This "poison pill" is an anti-takeover mechanism that in effect prevents a single stockholder or group of stockholders from acquiring more than 15% of IKOS' common stock without board approval.

    38. Unless enjoined by this Court, the Defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, all to the irreparable harm of the Class. Plaintiff has no adequate remedy at law.

    WHEREFORE, plaintiff demands judgment as follows:

      (a) Declaring that this action may be maintained as a class action;

      (b) Declaring that the proposed Transaction is unfair, unjust and inequitable to plaintiff and the other members of the Class;

      (c) Enjoining preliminary and permanently the defendants from taking any steps to accomplish or implement the proposed Transaction without adequate process to obtain the best price available on the sale of IKOS and safeguards for the interests of the Class, including truly independent representation to act on behalf of the public shareholders;

      (d) Ordering the Individual Defendants to fulfill their fiduciary duties to plaintiff and the other members of the Class by announcing their intention to:

        (i)  Cooperate fully with any entity or person, including Mentor, having a bona fide interest in proposing any transactions that would maximize shareholder value, including, but not limited to, a merger or acquisition of IKOS;

        (ii) Act independently so that the interests of the Company's public stockholders will be protected;

        (iii) Adequately ensure that no conflicts of interest exist between the Individual Defendants' own interests and their fiduciary obligation to maximize shareholder value or, in the event such conflicts exist, to ensure that all conflicts of interest are resolved in the best interests of the public stockholders of IKOS; and

        (iv) Refrain from improper use of any antitakeover mechanism such as the poison pill;

      (e) Requiring defendants to compensate plaintiff and the members of the Class for all losses and damages suffered and to be suffered by them as a result of the acts and transactions complained of herein, together with prejudgment and post-judgment interest;

      (f)  Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys, accountants', and experts' fees; and

      (g) Granting such other and further relief as may be just and proper.

Dated: December 10, 2001

CHIMICLES & TIKELLIS LLP
By:	/s/ ILLEGIBLE Pamela S. Tikellis Robert J. Kriner, Jr. Beth Deborah Savitz One Rodney Square PO Box 1035 Wilmington, Delaware 19899 (302) 656-2500
Attorneys for Plaintiff

OF COUNSEL:

Charles J. Piven, Esquire
Law Offices of Charles J. Piven, P.A.
The World Trade Center—Baltimore
Suite 2525
401 East Pratt Street
Baltimore, MD 21202

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IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE IN AND FOR NEW CASTLE COUNTY